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www.bakernet.com

RECEIVED

2008 OCT 31 A 10:27

[redacted]

08005654

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Washington, DC

October 29, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Record of Non-operating Expenses and Extraordinary Losses and Revision of Earnings Forecasts dated October 29, 2008

Thank you very much for your attention.

Yours truly,

PROCESSED
NOV 04 2008
THOMSON REUTERS

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

10/31

October 29, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Record of Non-operating Expenses and Extraordinary Losses and Revision of Earnings Forecasts

Notice is hereby given that the Company today announced revisions of its consolidated earnings forecast previously announced on July 31, 2008, and its non-consolidated earnings forecast on May 2, 2008 ("previous forecast"), with consideration for a recent trend, as described below.

Description

1. Revision of Consolidated Earnings Forecasts

(1) For the First Half ended September 30, 2008 (from April 1st, 2008 to September 30th, 2008)

(Unit: million yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	54,400	4,000	3,610	2,000	39.12 yen
Revised forecast (B)	54,600	2,600	2,200	440	8.67 yen
Change (B-A)	200	-1,400	-1,410	-1,560	-
Percentage change	0.4%	-35.0%	-39.1%	-78.0%	-
[For Reference] Result of the first half ended Sep. 30, 2007	60,235	4,770	5,059	2,683	51.13 yen

(2) For the Full Year ending March 31, 2009 (from April 1st, 2008 to March 31st, 2009)

(Unit: million yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	125,500	11,000	10,500	6,130	119.90 yen
Revised forecast (B)	118,500	6,400	4,800	1,930	38.02 yen
Change (B-A)	-7,000	-4,600	-5,700	-4,200	-
Percentage change	-5.6%	-41.8%	-54.3%	-68.5%	-
[For Reference] Result of the full year ended Mar. 31, 2007	125,173	10,208	7,151	3,435	66.14 yen

2. Revision of Non-consolidated Earnings Forecasts

(1) For the First Half ended September 30, 2008 (from April 1st, 2008 to September 30th, 2008)

(Unit: million yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	41,430	740	990	560	10.78 yen
Revised forecast (B)	41,420	260	1,240	10	0.20 yen
Change (B-A)	-10	-480	250	-550	-
Percentage change	0.0%	-64.9%	25.3%	-98.2%	-
[For Reference] Result of the first half ended Sep. 30, 2007	46,488	1,481	1,685	643	12.26 yen

(2) For the Full Year ending March 31, 2009 (from April 1st, 2008 to March 31st, 2009)

(Unit: million yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	90,800	2,750	3,150	1,778	34.23 yen
Revised forecast (B)	89,000	1,140	1,540	150	2.95 yen
Change (B-A)	-1,800	-1,610	-1,610	-1,628	-
Percentage change	-2.0%	-58.5%	-51.1%	-91.6%	-
[For Reference] Result of the full year ended Mar. 31, 2007	98,315	3,997	1,614	155	2.99 yen

3. Reasons for the Revisions

(1) Consolidated

For the first half, net sales are expected to reach the previous forecast. However, operating income is likely to fall short of the previous forecast, because of decrease on loans receivable-trade of Advanced Finance (AF) business with consideration for changing business conditions. Also, the Company has reported 1,119 million yen for exchange losses as non-operating expenses, because of the sharp yen's rise. As such, ordinary income and net income are likely to lower the previous forecast.

For the full year, with consideration for a recent trend towards severe economic conditions in addition to the estimated results for the first half, especially regarding to AF business and Property business, the Company has revised its forecasts for net sales, operating income, ordinary income and net income to be lowered.

(2) Non-consolidated

For the first half, net sales are going as planned. However, operating income is likely to fall short of the previous forecast, because of decrease on sales of BOT business, a highly profitable business. Though ordinary income is likely to surpass the previous forecast with 771 million yen for valuation gain on options, net income is expected to notably underperform against the previous forecast

significantly, for which it has reported 1,149 million yen for devaluation of investment securities as extraordinary losses.

For the full year, with consideration for a recent trend towards severe economic conditions, the Company has revised its forecasts for net sales, operating income, ordinary income and net income to be lowered.

(Note) The forecasts above are prepared on the basis of data as of October 29, 2008. Actual results may differ significantly from the estimates listed here.

- END -

END